UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )




     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's orders authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213,
December 30, 1994, File No. 70-8507, and HCAR. No. 26354, August 7, 1995, File No. 70-8507).

(1)  BALANCE SHEET AS OF SEPTEMBER 30, 1995:

          Attached as Exhibit A.

(2)  INCOME STATEMENT FOR THE QUARTER ENDED SEPTEMBER 30, 1995:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED SEPTEMBER 30, 1995, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the third quarter of 1995, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213) and August 7, 1995 (HCAR. No. 26354) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in preliminary development activities for EWGs and FUCOs. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs.
This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs.

     COE Development is engaged in constructing a 114 MW natural gas-fired project (Central Termica San Miguel de Tucuman, S.A., "C.T.S.M.T.") located in the Republic of Argentina. Synchronization with the grid occurred on October 11, 1995. Construction continues on a 20 MW wind project in Costa Rica. Finally, COE Development plans to begin construction of a 168 MW natural gas-fired project (Ave Fenix) located in the Republic of Argentina.

     Charter Oak, through its wholly-owned subsidiary Charter Oak (Paris), Inc., pursuant to the permission granted by the Commission (HCAR. No. 24893), has an approximately 10% beneficial equity ownership interest in a 213 MW gas-fired operational qualifying cogeneration facility in Paris, Texas.

     On September 24, 1993, NU was granted permission (HCAR. No. 70-8084) to invest up to $7 million in Charter Oak for the purchase of an interest in two non-utility subsidiaries to own an interest in a foreign utility company, Encoe Partners. Encoe Partners is a general partnership formed for the sole purpose of building, owning and operating a power generating facility in the United Kingdom ("Power Plant") and acquiring a one-third interest in certain rights and obligations under a power contract. The Power Plant is 2.176 MW and will produce power by harnessing the pressure in the natural gas pipeline feeding the 1,875 MW Teesside Project in Teesside, Wilton, Cleveland, England. This transaction was completed by Charter Oak on the close of business on September 30, 1993 by acquiring interests in two non-utility subsidiary companies, COE
(UK) Corp. and COE (GENCOE) Corp.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     Charter Oak is preparing to file two Form U-57s notifying the Commission of foreign utility company status: 1.) for the Costa Rica wind project currently under construction and 2.) for the 168 MW natural gas-fired Ave Fenix project in the Republic of Argentina.

(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGS AND FUCOs FOR THE QUARTER ENDING SEPTEMBER 30, 1995.

     Attached as Exhibit C.

     The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending September 30, 1995 is approximately $20.1 million.

     On August 4, 1995, Charter Oak Energy, Inc. (COE) entered into a contract guaranteeing the payment of the contract price of a construction contract between a subsidiary company and a third party vendor. COE's cumulative aggregate liability, as guarantor, under this contract is approximately $20 million. COE is a wholly-owned subsidiary of Northeast Utilities
     (NU), which has agreed to provide, if needed, the funds necessary to meet the terms of the guarantee. COE expects that the subsidiary will meet its contractual obligations and COE will not be called upon to perform under this guarantee.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ Eugene G. Vertefeuille


Principal
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
November 28, 1995















































               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES       EXHIBIT A
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------
                                                   September 30,
                                            ---------------------------
                                                1995           1994
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             47             44
                                            ------------   ------------
         Total net utility plant                      5              8
                                            ------------   ------------
Other Investments, at cost                       23,343          6,267
                                            ------------   ------------
Current Assets:
  Cash                                              557          6,329
  Accounts receivable                                10           -
  Receivables from affiliated companies            -                 1
  Taxes receivable                                  721           -
                                            ------------   ------------
                                                  1,288          6,330
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes                 375            529
  Deferred development costs                      3,567          2,447
  Other                                             696            858
                                            ------------   ------------
                                                  4,638          3,834
                                            ------------   ------------
       Total Assets                         $    29,274    $    16,439
                                            ============   ============

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                       43,194         25,236
  Retained earnings                             (14,763)        (9,875)
                                            ------------   ------------
    Total capitalization                         28,431         15,361
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                   10             48
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                  453              1
  Accounts payable to affiliated companies          227            132
  Taxes accrued                                    -               836
  Other                                             153             61
                                            ------------   ------------
                                                    833          1,030
                                            ------------   ------------
    Total Capitalization and Liabilities    $    29,274    $    16,439
                                            ============   ============

                                                             EXHIBIT B
                 CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  Three Months Ended
                                                     September 30,
                                              ---------------------------
                                                  1995           1994
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                         2,066          1,788
  Depreciation                                        165            162
  Federal and state income taxes                     (845)          (859)
  Taxes other than income taxes                         6              7
                                              ------------   ------------
     Total operating expenses                       1,392          1,098
                                              ------------   ------------
Operating Loss                                     (1,392)        (1,098)
                                              ------------   ------------

Other Income:
  Investment income                                   207            323
  Other, net                                           40             25
                                              ------------   ------------
    Total other income                                247            348
                                              ------------   ------------
     Loss before interest charges                  (1,145)          (750)
                                              ------------   ------------

Interest Charges                                       14              2
                                              ------------   ------------

Net Loss                                      $    (1,159)   $      (752)
                                              ============   ============





















                                                            EXHIBIT C
                       Charter Oak Energy and Subsidiaries
                         Detail of Intercompany Services
                      Third Quarter Ending September 30, 1995

                              Charter Oak Energy
                              ------------------
                                                NON-
Service        Type of Services      PAYROLL   PAYROLL    TOTAL
Provided By--  Provided--
-----------------------------------------------------------------
NUSCO           Charter Oak staff     181,562    31,721   213,283
                Accounting and
                financial services      9,756       127     9,883
                Legal services          4,614    81,041    85,655
                Miscellaneous           6,950       341     7,291
                                     ----------------------------
               Total NUSCO Services   202,882   113,230   316,112
                                     ----------------------------

COE DEVELOPMENT
 CORP
               Legal services               0     2,510     2,510
               Miscellaneous                0    19,626    19,626
                                     ----------------------------
               Total COE
               Development Corp
                Services                    0   22,136     22,136
                                     ----------------------------

               Total Services
                 Provided             202,882   135,366   338,248
                                     ============================


                                COE Paris, Inc.
                            ---------------------
                                               NON-
Service        Type of Services      PAYROLL   PAYROLL    TOTAL
Provided By--  Provided--
-----------------------------------------------------------------
NUSCO           Legal services            50         0        50
                                     ----------------------------
                Total NUSCO Services      50         0        50
                                     ----------------------------
                Total Services
                Provided                  50         0        50
                                   ==============================














                             COE Development Corp.
                             ---------------------
                                               NON-
Service        Type of Services      PAYROLL   PAYROLL    TOTAL
Provided By--  Provided--
-----------------------------------------------------------------
NUSCO           Charter Oak staff     284,616   140,619   425,235
                Engineering services   95,728    25,232   120,960
                Accounting and
                financial services      2,529       150     2,679
                Legal services              0    78,499    78,499
                Miscellaneous          12,439    15,629    28,068
                                     ----------------------------
                Total NUSCO Services  395,312   260,129   655,441
                                     ----------------------------

CL&P            Engineering services        0     6,103     6,103
                Miscellaneous               0    10,934    10,934
                                     ----------------------------
                Total CL&P Services         0    17,037    17,037
                                     ----------------------------

CHARTER OAK
 ENERGY         Legal services              0    67,500    67,500
                                     ----------------------------
                Total COE Services          0    67,500    67,500
                                     ----------------------------

                Total Services
                Provided              395,312   344,666   739,978
                                     ============================

                                COE (UK) Corp.
                                --------------
                                               NON-
Service        Type of Services      PAYROLL   PAYROLL    TOTAL
Provided By--  Provided--
-----------------------------------------------------------------
NUSCO           Charter Oak staff      4,659     1,698     6,357
                                       --------------------------
                Total NUSCO Services   4,659     1,698     6,357
                                       --------------------------

CHARTER OAK
  ENERGY        Charter Oak staff          0     5,424     5,424
                                       --------------------------
                Total COE Services         0     5,424     5,424
                                       --------------------------
COE
DEVELOPMENT
CORP            Legal services             0     2,001     2,001
                Miscellaneous              0        25        25
                                       -------------------------
                Total COE Development
                Corp Services              0     2,026     2,026
                                       -------------------------

                Total Services
                Provided               4,659     9,148    13,807
                                       =========================


                               COE Tejona Corp.
                               ----------------
                                               NON-
Service        Type of Services      PAYROLL   PAYROLL    TOTAL
Provided By--  Provided--
-----------------------------------------------------------------
NUSCO          Accounting
               information services        0       223       223
               Miscellaneous               0       143       143
                                        ------------------------
               Total NUSCO Services        0       366       366
                                        ========================